May 6, 2010

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of April 22, 2010, we have enclosed our response to comments 1 and 2 in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Abbott will be submitting its response to comments 3 and 4 separately.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for the fiscal year ended December 31, 2009

Filed February 19, 2010

File No. 001-02189

General

1.                                      We have not yet reviewed the Part III information that is included in your definitive proxy statement.  We may have further comments after reviewing that information and we will not be able to clear our review of our filing until we have the opportunity to resolve any resulting comments.

Response:

We acknowledge that you may have further comments after reviewing the Part III information in our proxy statement.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Review, page 26

2.                                      You incurred $2.7 billion, $2.7 billion and 2.5 billion on research and development activities, excluding acquired in-process research and development, in 2009, 2008 and 2007, respectively, representing 9%, 9% and 10% of net sales, respectively, and 38%, 46% and 56% of pretax earnings from continuing operations, respectively, for these years.  However, your disclosures about your research and development pipeline appear to be limited to general statements regarding the therapeutic areas you are focusing on and that you have dedicated, and plan to continue to dedicate, substantial resources to maximizing the worldwide potential of HUMIRA.  Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address:  http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a.              The nature, objective, and current status of the project and the extent that its success relies on parties other than you;

b.              The costs incurred during each period presented and to date on the project;

c.               The nature, timing and estimated costs of the efforts necessary to complete the project;

d.              The anticipated completion dates;

e.               The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

f.                 The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c., d., and f., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

Information on the nature, objective, and status of R&D projects is regularly communicated in Abbott’s quarterly earnings releases, other press releases, Investor Relations presentations and on our corporate website.  While we believe that our disclosures related to R&D activities are adequate, we propose to include additional disclosure in the format below in future Form 10-K filings.

Abbott currently has numerous pharmaceutical and medical device products in development.  The significant areas of therapeutic focus include the following:

Pharmaceutical Products

Immunology — Projects are ongoing to identify new mechanisms with the potential to treat an array of immune-mediated diseases.  Projects include early stage work in oral DMARD therapies and a number of biologic candidates, including ABT-874, an anti-IL 12/23 for psoriasis which is currently in Phase III development and on track for a regulatory submission in the summer of 2010.

HUMIRA — Phase III trials are ongoing for additional indications including ulcerative colitis in Japan, ulcerative colitis in the U.S. and the European Union (EU), and peripheral and axial spondyloarthritis in the U.S. and EU.

Neuroscience — Abbott is focused on the development of compounds that target receptors in the brain that help regulate mood, memory and other neurological functions to address conditions such as Alzheimer’s disease, schizophrenia and multiple sclerosis.  ABT-126 and ABT-288, two compounds directed toward the treatment of Alzheimer’s disease, moved forward into Phase II studies in late 2009.  Daclizumab, a biologic acquired through the recent acquisition of Facet Biotech Corporation, is on track to enter Phase III clinical trials in the second quarter of 2010.

Oncology — Abbott is focused on the development of targeted, less-toxic treatments that inhibit tumor growth and improve response to common cancer therapies.  Compounds continuing to move through development include:

•                  ABT-869, a multi-targeted kinase inhibitor, for which a Phase III trial in hepatocellular carcinoma was recently initiated and Phase II studies for other cancer types are ongoing.

•                  ABT-263, a Bcl-2 family protein antagonist, currently in Phase II development for chronic lymphoid leukemia.

•                  ABT-888, a PARP-inhibitor, currently under evaluation for a number of cancer types, including metastatic melanoma.

•                  Additional compounds in early and mid-stage development, including two compounds from the recent Facet Biotech acquisition.

Hepatitis C — Abbott’s hepatitis C development programs include a partnership with Enanta Pharmaceuticals to discover protease inhibitors as well as internal programs focused on additional viral targets.  In the first quarter of 2010, Abbott initiated Phase II clinical trials to evaluate 3 of Abbott’s hepatitis C antiviral agents, including the investigational protease inhibitor ABT-450, part of the Enanta collaboration, and polymerase inhibitors ABT-333 and ABT-072, currently being developed exclusively by Abbott.

In addition, work is continuing on numerous early-stage programs, including the biologic acquired from Pangenetics for chronic pain in late 2009, a cMet antibody for cancer in partnership with Pierre Fabre SA, and other programs across all of Abbott’s therapeutic areas of focus.

Medical Devices

Vascular — Ongoing projects in the pipeline include:

•                  Xience Nano, a version of Xience V for small vessels, currently in clinical trials in the U.S.

•                  Xience PRIME, the next-generation drug-eluting stent (DES) based on Xience V attributes.  Ongoing clinical trials for Xience PRIME in the U.S. are evaluating a range of stent sizes, including small vessel and long lengths.

•                  “Thinman” DES, an ultra thin DES, which is designed to improve clinical outcomes by reducing vessel injury upon deployment, enabling faster healing and improving deliverability in complex anatomy.

•                  Bioabsorbable stents that are gradually reabsorbed into the vessel wall. Abbott recently released three-year data from its bioabsorbable clinical trial, which showed efficacy and safety results consistent with the two-year data.  In late 2009 Abbott also initiated the ABSORB EXTEND clinical trial which will enroll up to 1,000 patients with more complex coronary artery disease.

•                  MitraClip device for the treatment of mitral regurgitation — In March 2010 Abbott announced data from the EVEREST II (Endovascular Valve Edge-to Edge REpair STudy) trial demonstrating that the MitraClip system met both its primary safety and effectiveness endpoints.  Abbott submitted the final PMA module for FDA review in March 2010.

•                  Core product projects, including the MULTI-LINK 8 bare metal stent, next-generation frontline and high-pressure balloons, and new guidewires are continuing to move forward.

Medical Optics

Synchrony, a next-generation accommodating intraocular lens designed to mimic the eye’s natural ability to change focus and deliver improved vision at all distances for patients following cataract surgery, is currently under FDA review.

Molecular Diagnostics

Abbott continues to partner with other pharmaceutical companies to develop molecular tests to screen for non-small cell lung cancer and to aid in selecting patients who may benefit from a skin cancer treatment.

Diagnostics

Diagnostic tests in development include:

•                  An ARCHITECT immunoassay that can help in the assessment of ovarian cancer.  Abbott has submitted the test to the FDA for 510(k) clearance.

•                  An ARCHITECT HIV Ag/Ab combo assay to detect acute and chronic HIV infection earlier than currently approved test.  Abbott has submitted a Pre-market Approval (PMA) application to the FDA.

•                  A blood-screening test for Chagas disease for Abbott’s PRISM instrument.  Already available internationally, the test is in development in the U.S.

•                  Next-generation immunology and hematology platforms.

With respect to the costs incurred on each project and the estimated costs of the efforts necessary to complete the project, we believe that it would not be practicable to provide such detailed information and that providing cost information by project would be detrimental to Abbott’s competitive position and therefore, to our shareholders.  Although we will provide additional disclosure on the status of significant projects as proposed above, we do not believe it would be appropriate to make cost information by project public for competitive reasons.

Furthermore, in most cases, cost estimates evolve and are developed in greater detail as each phase of research success is achieved.  A summary of only predictable costs used to determine that the research should proceed would be of limited value, if not misleading, to a reader.  Likewise, a projection of total possible costs for each project would also be unreliable as research project spending advances at different rates depending on success, competitive factors, technological advances and the potential pricing available in global markets.  We manage our portfolio of projects and spend on enterprise and segment bases and allocate resources on an ongoing basis consistent with targets that deliver return to our shareholders.  This is an iterative process and can result in frequent changes to the timing and amount of spend on individual projects.  Total R&D spend is disclosed and we also indicate that the majority are concentrated on pharmaceutical products.

With respect to the other information requested in the Staff’s letter, the nature of the efforts necessary to complete a project is indicated by the project’s current development phase as described in the disclosure above.  The Staff’s letter also requests information regarding timing, anticipated completion dates, risks and uncertainties, and the period in which net cash inflows are expected to commence.  As discussed in the Risk Factors in our Form 10-K, a high rate of failure is inherent in the research and development of new pharmaceutical and medical device products and technologies.  Failure can occur at any point in the process, including after significant funds have been invested.  The risk of failure, potential scientific and regulatory delays, and the unknown future impact of competitors’ innovations make it extremely difficult, and perhaps unreliable, to provide such information on completion and launch dates and other timing.  Given that we mitigate risk by investing in a diversified set of R&D projects, it is unlikely that a delay in a particular project or multiple projects would have a material impact on Abbott’s operations.  If the latter was expected to have a material impact, we would make the appropriate disclosures.  In future Form 10-K filings, we will either state that there have not been delays in Abbott’s research and development activities that are expected to have a material impact on operations or we will disclose information on the significant delay.

In summary, we believe that the additional disclosures proposed above on the nature and status of projects, disclosures as needed on the impact of material delays, and the current disclosures on R&D spend and activity achieve the objective of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Quarterly Update” to enhance an investor’s understanding of the company’s use and expected use of resources in R&D activities.